SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021.

Commission File Number

LI-CYCLE HOLDINGS CORP.

Li-Cycle Corp.

2351 Royal Windsor Dr. Unit 10

Mississauga, ON L5J 4S7 (877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Exhibits

Exhibit Number	Exhibit Description

99.1	Press Release dated September 8, 2021- Li-Cycle to Build New Lithium-Ion Battery Recycling Facility in Alabama

99.2	Press Release dated September 9, 2021- Li-Cycle Holdings Corp. Reports Financial Results for Third Quarter 2021

99.3	Condensed Consolidated Interim Financial Statements as of and for the Three and Nine Months ended July 30, 2021

99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended July 30, 2021

99.5	Presentation Materials related to Third Fiscal Quarter Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

Date: September 9, 2021